[GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

                                                           For Immediate Release

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CONCHA Y TORO

Contacts in Santiago, Chile

Osvaldo Solar
Chief Financial Officer

Blanca Bustamante
Head of Investor Relations

Vina Concha y Toro S.A.
Tel: (56-2) 476-5026
Email: vcoir@conchaytoro.cl

www.conchaytoro.com


                           VINA CONCHA Y TORO REPORTS
                      FOURTH QUARTER AND YEAR 2004 RESULTS

         Santiago, Chile, March 15, 2005 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and full year ended December 31, 2004. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of December 31, 2004. US dollar figures (US$), except export figures, are based on the exchange rate as of December 31, 2004 (US$1.00=Ch$557.40).

                            Highlights 4Q04 vs. 4Q03

         o        Total revenues increased by 23.9%.
         o        Export sales rose 30.3% in US dollar terms.
         o        Bottled export shipments increased 28.1% to 2,547,000 cases.
         o        Bottled domestic sales increased 24.4% in value.
         o Operating income increased 50.1% and the operating margin improved to 11.8% from 9.8%.
         o Net income improved 22.2% to Ch$4,423 million (US$7.9 million).
         o        Ebitda advanced 33.9% to Ch$8,491 million (US$15.2 million).
         o        Earnings per ADR rose 33.4% to US$ 0.55.

                            Highlights 2004 vs. 2003

         o        Total revenues increased by 19.5%.
         o        Export sales, in US dollar terms, increased 32.8%.
         o        Bottled export shipments rose by 28.9% to 9,496,000 cases.
         o        Bottled domestic revenues increased 17.6% in value.
         o Operating income increased 34.5% and the operating margin improved to 16.2% from 14.4%.
         o Net income increased 19.1% to Ch$22,689 million (US$40.7 million).
         o        Ebitda increased 29.2% to Ch$38,872 million (US$69.7 million).
         o        Earnings per ADR rose 42.9% to US$ 3.11.

                                                                  Pagina 1 de 12

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                                                                 CONCHA Y TORO
Comments from the CEO

2004 was a year of great achievements for Concha y Toro. Through growth across all business areas, Concha y Toro increased its shares in its key markets, closing 2004 as the leading winery by volume in the domestic market, the number one Chilean exporter of bottled wine and the second exporter of Argentine wine.

In addition to the strong financial performance, our brand enjoys strong recognition and consumer preference. Export growth of 33% in value (US$) and 29% by volume is a clear indication of our strong competitive position. Export expansion was led by our successful brand Casillero del Diablo, growing 46% by volume with 1.5 million cases sold worldwide.

Domestic market results are also encouraging, with an annual sales growth of 17.6%. These results show the success of the strategy followed, by which the company has sought to recover profitability in this highly competitive market through a focus on the premium segment and price increases affecting all its brands.

Our foreign subsidiaries also contributed to the results of Concha y Toro. Concha y Toro UK has managed to consolidate distribution in the off-trade channel, mainly supermarkets, and maintain its leadership position in the Chilean wine category. Our business in Argentina, on the other hand, has continued to produce rapid sales growth both within the country and in its export markets.

As a result of various strong sales performances, improvements in the product mix and a dilution of fixed costs, our operating margin improved to 16.2% in 2004 from 14.4% in 2003. This performance is noteworthy when taking into account the 11.6% appreciation of the Chilean peso over the past twelve months.

Last week the Board of Directors approved the purchase of the main assets of Vina Francisco de Aguirre, we believe this acquisition will have a positive effect on the Company's results. The assets include 320 hectares planted with wine grapes in full production and a cellar with a wine-making and storage capacity of 5 million liters, plus a bottling plant. These assets are strategically important in the present situation of strong sales growth and of a change in the cycle of grape supply and demand, which has led to higher raw material costs. It is also important to consider the effect for the Company of having an important participation in the Limari valley which has a great potential for the production of high-quality grapes and, at the same time, provides us with greater diversification of the agricultural risk.

                                                                  Pagina 2 de 12
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                                                                 CONCHA Y TORO

                           Fourth Quarter 2004 Results

Total Revenues

Total revenues increased 23.9% to Ch$52,985 million (US$95 million) from Ch$42,757 million (US$77 million), driven by a good result from our Chilean domestic business, exports to third parties and another strong quarter from our subsidiary in the UK. Sales from the Argentine subsidiaries, both domestic and exports, were down on the same quarter of 2003.

Table 1
                                 Total Revenues
                                (in Ch$ millions)
------------------------------------------------------------------------------------------------------------------
                                                             4Q04                                         2004
                                                               v                                            v
                                                             4Q03                                         2003
                               4Q04           4Q03            (%)           2004           2003            (%)
                            ----------     ----------     ----------     ----------     ----------     ----------
Chile:
Domestic- Wine                  11,777          9,415           25.1%        38,672         33,007           17.2%
Exports to third parties        27,984         23,685           18.2%       105,284         91,855           14.6%
Concha y Toro UK                 7,264          4,122           76.2%        22,965         15,205           51.0%
Other revenues                   2,310          1,743           32.6%         7,683          7,135            7.7%


Argentina:
Domestic                         2,277          2,309           -1.4%         6,521          5,722           14.0%
Exports                          1,374          1,483           -7.4%         7,081          4,523           56.5%
                            ----------     ----------     ----------     ----------     ----------     ----------
               TOTAL            52,985         42,757           23.9%       188,207        157,447           19.5%
                            ==========     ==========     ==========     ==========     ==========     ==========

   Domestic Sales, Chile.
Total domestic wine sales (including bulk) increased 25.1% to Ch$11,777 million (US$21.1 million) from Ch$9,415 million (US$16.9 million) in 2003. Domestic bottled wines sales (excluding bulk sales) for the period increased 24.4% to Ch$11,686 million from Ch$9,390 million in 2003. Bulk sales in the period totaled Ch$91 million.

The 24.4% improvement in domestic bottled wine sales was the result of an 8.6% increase in volume and a 14.6% increase in the average price. Volume growth was led by a 19.1% rise in the premium category with strong performances from Casillero del Diablo and Trio. Volumes for the varietal and popular categories grew 5.8% and 9.6%, respectively. The higher average price results from the price increases made during the year and from a better product mix following strong growth in the premium segment.

                                                                  Pagina 3 de 12
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                                                                 CONCHA Y TORO

   Export Revenues.
Export sales to third parties increased 18.2% to Ch$27,984 million in 4Q04 from Ch$23,685 million in 4Q03. This is the result of solid growth in the USA, Canada, Europe and Asia. Stated in Chilean pesos, the sales figure includes the impact of the 6.6% appreciation of the peso year on year.

Sales from the UK subsidiary increased 76.2% to Ch$7,264 million. This result shows the strong position and consumer preference achieved by the Concha y Toro brands in this key market.

o     Exports of Bottled Wine in US$:
      ------------------------------

The following figures, representing exports in US dollar terms and volume, include exports to third parties as well as to the Company's distribution subsidiary in the UK. For the quarter, exports increased 30.3% to US$ 52.6 million from US$40.3 million, with the volume shipped increasing 28.1% and the average price rising by 1.7%.


                                     Graph 1
                          Export Value (US$) by Region
                               Fourth Quarter 2004

                             [GRAPHIC CHART OMITTED]


Exports by value increased in the USA (+42.3%), Canada (+54.6%), Europe (+32.2%), Asia (+26.2%) and Central America/Caribbean (+13.8%).

Exports to South America decreased by 5.5%, explained mainly by the customers stocking up during the first 9 months because of the difficult shipping industry situation and to lower shipments to Colombia affected by higher import duties in that country.

o     Exports of Bottled Wine in Volume:
      ---------------------------------

Export volumes increased 28.1% to 2,547,000 cases. Growth was led by solid gains in the US market with shipments increasing 44.8% led by strong sales of Casillero del Diablo and Frontera. Firm results were also obtained in Canada (+40.1%), Europe (+29,1), Asia (+22.6%) and Central America/Caribbean (+17.4%). Shipments to South America decreased by 20.3% mainly due to the anticipation of orders during the first 9 months of the year.

                                                                  Pagina 4 de 12
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                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

By segment, the figures reveal a 26.1% increase in premium wines, largely due to strong volume gains from Casillero del Diablo across all regions. Varietal wine sales decreased 1.7%, while exports of varietal blends increased 47.5%.

         o Prices: The average price per case increased 1.7% to US$ 20.64 from US$20.29 in 2003, mainly due to an improvement in the product mix following higher sales of premium wines.

   Argentine Operations.
Total sales of the Argentine operation decreased by 3.7% to Ch$3,651 million (US$6.6 million). Exports from Argentina decreased 7.4% while domestic sales declined by 1.4%.

For the quarter, exports of bottled wine by volume increased 3% to 158,200 cases, the slowdown in growth as compared to the previous quarter being due to customers stocking up during the first 9 months of the year because of the shipping crisis. However, the position of Trivento is very positive with growth in 2004 showing a faster rate than Argentina's principal wineries and finishing the year as Argentina's 2nd largest exporter by volume and 4th by value.

         Other Revenues. Other revenues increased 32.6% to Ch$2,310 million (US$4.1 million) mainly due to higher fees from bottling services to third parties.

Cost of Sales

For the quarter, the total cost of sales rose 23.8% to Ch$34,396 million (US$61.7 million) from Ch$27,785 million (US$49.8 million) in 4Q03. The cost of sales as a percentage of total sales slightly decreased to 64.9% from 65.0%. The gross margin was 35.1%.

Selling, General and Administrative Expenses (SG&A)

Selling, General and Administrative Expenses increased 14.1% to Ch$12,315 million (US$22.1 million). As a percentage of revenues, SG&A declined to 23.2% from the 25.2% recorded in 4Q03 and is essentially the result of stronger sales diluting overall expenditure.

Operating Income

Operating income increased 50.1% to Ch$6,274 million (US$11.3 million) in 4Q04 compared to Ch$4,180 million (US$7.5 million) in 4Q03. The operating margin improved from 9.8% to 11.8%, mainly as a result of higher sales, a better mix of products in the domestic and export markets and the dilution of SG&A.

Non-Operating Result

Non-operating income increased 54.6% to Ch$371 million (US$0.7 million) mainly due to higher income from investments in related companies. This as a result of sales of Almaviva during this quarter.

Non-operating expenses increased to Ch$930 million (US$1.7 million) from Ch$443 million (US$0.8 million) as a result of higher interest expenses and exchange differences.

                                                                  Pagina 5 de 12

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                                                                 CONCHA Y TORO

o Interest expenses totaled Ch$590 million (US$1.1 million) compared to Ch$302 million (US$542 thousand) due to higher financial debt.
o Exchange differences produced a loss of Ch$123 million (US$220 thousand) compared to a gain of Ch$756 million (US$1.4 million) in 4Q03 as a result of exchange rate fluctuations and their impact on foreign exchange denominated accounts.

                                     Table 2
                              Non-Operating Results
                                (in Ch$ millions)
-----------------------------------------------------------------------------------------------------------------------
                                                                  4Q04 vs                                      2004 vs
                                                                   4Q03                                         2003
                                     4Q04           4Q03            (%)            2004            2003          (%)
                                  ----------     ----------     ----------     ----------     ----------     ----------
Non-operating Income
Equity Income                            279            193           45.0%           384            942          -59.2%
Other non-operating income                92             47           93.8%           357            441          -19.2%
Total non-operating income               371            240           54.6%           741          1,383          -46.4%



Non-operating expenses
Interest Expense                        -590           -302           95.2%        -1,738           -906           91.8%
Price Level Restatement                  -37             28         -229.2%            31           -231         -113.2%
Exchange Differences                    -123            756         -116.2%        -1,458            766         -290.3%
Other Non-operating expenses            -182           -925          -80.4%          -471         -1,121          -58.0%

Total non-operating expenses            -930           -443          110.0%        -3,636         -1,492          143.7%

Non-operating Income              ----------     ----------     ----------     ----------     ----------     ----------
Total Non-Operating Result              -559           -203          175.3%        -2,895           -109        2,548.9%
                                  ==========     ==========     ==========     ==========     ==========     ==========

Net Income and Earnings per Share (EPS)
Net income for the period increased 22.2% to Ch$4,423 million (US$7.9 million) from Ch$3,620 million (US$6.5 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings increased to Ch$6.15 per share from Ch$5.03, for the quarter. Earnings per ADR were Ch$307.5 in 4Q04. In US dollar terms, earnings per ADR increased 33.4% to US$ 0.55 in the fourth quarter of 2004 from US$ 0.41 for the same period of 2003.

                                                                  Pagina 6 de 12
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                                                                 CONCHA Y TORO

                                  2004 Results

Total Revenues

Total revenues increased 19.5% to Ch$ 188,207 million (US$338 million) from Ch$ 157,447 million (US$282 million) in 2003. This sales growth reflects a solid performance in all the Company's business areas: the domestic market, exports to third parties, higher sales of Concha y Toro UK and the positive performance of our Argentine subsidiaries.

   Domestic Sales, Chile.
Total domestic wine sales (including bulk) increased 17.2% to Ch$38,672 million in 2004 from Ch$33,007 million in 2003. Domestic bottled wines sales (excluding bulk sales) for the period increased 17.6% to Ch$38,564 million from Ch$32,790 million in 2003. Sales of bulk wine totaled Ch$ 108 million in 2004.

The 17.6% increase in domestic bottled wine sales was the result of a 3.8% improvement in volume and a 13.4% increase in the average price. Higher volume was driven by larger sales of premium wines (+16.9%), mainly Don Melchor, Casillero del Diablo and Trio, and a 4.3% rise in popular wine sales. The higher average price reflects mainly the price increases for popular wines following a strategy that sought to increase the profitability of this business.

   Export revenues.
Export revenues from third parties increased 14.6% to Ch$105,284 million from Ch$91,855 million in 2003. Revenues in peso terms include the impact of the appreciation of the Chilean peso over the period of approximately 11.6%.

Sales of Concha y Toro UK increased 51% to Ch$22,965 million as a consequence of wider distribution and a successful branding strategy.

         o Exports of Bottled Wine in US$: Exports in US dollar terms, which include exports to third parties and those to the UK subsidiary, grew by 32.8% to US$ 192 million in 2004 from US$144.6 million in 2003, and resulted from a 28.9% increase in volume and a 3.0% increase in the average price.

All the regional markets contributed to the export growth, as follows: South America (71.1%), Central America/Caribbean (31.1%), Europe (38.1%), Asia (24.4%), Canada (33.7%) and the United States (12.7%).

                                                                  Pagina 7 de 12

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                                                                 CONCHA Y TORO

                               As of December 2004
                       Export Value (US dollars) by Region

                             [GRAPHIC CHART OMITTED]

         o Exports of Bottled Wine in volume: Export volumes increased 28.9% to 9,496,000 cases. In South America, shipments increased 68.6% as a result of a recovery in the markets of Brazil, Venezuela and Peru. Central America/Caribbean grew 27.1% led by a strong performance in Mexico. Shipments to Europe rose 36.4% as a result of the good momentum the Company is sustaining in the UK and also following solid shipments to Scandinavia, Russia and Germany, among others. Shipments to Asia increased 25.3%. The volume shipped to the USA increased 10.2%, driven by larger sales of Casillero del Diablo, Marques de Casa Concha and Frontera.

Shipments by segment reveal a 38.9% increase in premium wines, mainly due to stronger sales of Casillero del Diablo in Europe, Central America and South America. Varietal wine sales increased 13.6%, while exports of varietal blends increased 34.0%.

         o Prices: The average price per case increased 3.0% to US$ 20.23 from US$19.63 in 2003 mainly as a result of an improvement in the product mix following larger sales of premium wines.

                  Argentine Operations. Total sales by our Argentine businesses increased 32.8% to Ch$13,602 million (US$24 million) following a 56.5% increase in exports and a 14.0% increase in domestic sales.

                  Higher domestic sales resulted from a 17% increase in volume and a 2.2% decrease in the average price in Chilean peso terms as a result of the appreciation of the Chilean peso against the dollar during the period.

                  Trivento's exports of bottled wine (excluding bulk) increased 80% in volume, totaling 777,484 cases. Trivento grew across all regional markets, with strong growth in Canada, Sweden, the USA, UK and Brazil. Trivento finished year 2004 as the second exporter of Argentine wines by volume.

                                                                  Pagina 8 de 12

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

Cost of Sales

The cost of sales rose 20.1% to Ch$116,091 million (US$208 million) from Ch$ 96,692 million (US$ 173 million) in 2003. The cost of sales as a percentage of total sales increased to 61.7% from 61.4%.

The gross margin declined slightly to 38.3% from 38.6%, result that the Company obtained taking into account the 11.6% appreciation of the Chilean peso over the past year.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 9.3% to Ch$41,695 million (US$75 million) from Ch$38,141 million (US$68 million). This is due to larger volumes in both domestic and export markets and also to the expanded scale of the Trivento business. As a percentage of sales, SG&A in 2004 decreased to 22.2% from 24.2% in 2003.

Operating Income

Operating income rose 34.5% to Ch$30,421 million (US$55 million) compared to the Ch$22,614 million (US$41 million) in 2003. The operating margin increased from 14.4% to 16.2% following stronger sales and the dilution of SG&A in the period.

Non-Operating Results

Non-operating income decreased 46.4% to Ch$741 million (US$1.3 million) from Ch$1,383 million (US$2.5million). This results mainly from a 59.2% decrease in income from investments in related companies due to weaker results from Vina Almaviva.

Non-operating expenses increased 143.7% to Ch$3,636 million (US$6.5 million) from Ch$1,492 million (US$2.7 million) in 2003. This resulted from (1) an increase in interest expense from Ch$906 million to Ch$1,738 million mainly due to an increase in financial debt of Ch$15,172 million (US$27.2 million) to finance the investment program and working capital; (2) a loss in exchange differences of Ch$1,458 million compared to a gain of Ch$766 million in 2003. This was partly offset by a gain in price level restatements and lower other non-operating expenses.

Net Income and Earnings per Share (EPS)

Net income for the period increased to Ch$ 22,689 million (US$40.7 million) from Ch$ 19,048 million (US$ 34.2 million), a rise of 19.1%. Concha y Toro's EPS increased to Ch$ 31,55 from Ch$ 26,49; earnings per ADR were Ch$1,577.5 in 2004 and Ch$ 1,324.5 in 2003. In US dollar terms, earnings per ADR increased 42.9% to US$ 3.11 compared to US$2.18 for 2003.

                                                                  Pagina 9 de 12

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                                                                 CONCHA Y TORO

                                  Balance Sheet

Assets

As of December 31, 2004, the Company's consolidated assets totaled Ch$258,139 million (US$463 million), Ch$ 34,307 million (US$ 61.5 million) higher than the figure reported a year earlier mainly due to an increase in current assets (receivables and inventories) and in fixed assets involving the acquisition of new vineyards, construction and infrastructure.

Liabilities

As of December 31, 2004 net financial debt stood at Ch$59,384 million (US$106.5 million) representing a year-on-year increase of Ch$15,172 (US$27.2). As a result, the interest expense rose from Ch$906 million (US$1.6 million) in 2003 to Ch$1,738 million (US$3.1 million) in 2004.

As of December 31, 2004, the financial debt to equity ratio stood at 0.38.

                                    * * * * *

About Vina Concha y Toro

Vina Concha y Toro is South America's leading wine producer whose products are distributed in 110 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 5,076 hectares of vineyards planted in Chile and 671 hectares in Argentina.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,611 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

                                                                 Pagina 10 de 12

                                                               [GRAPHIC OMITTED]
                                                                 CONCHA Y TORO

Vina Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of December 31, 2004)


                           4Q2004        4Q2003          Change         2004           2003          Change
                           Th. Ch$       Th. Ch$            %          Th. Ch$        Th. Ch$           %
                       ------------   ------------   ------------  -------------  -------------  ------------
Operating Results
 Sales revenues          52,985,497     42,756,940           23.9    188,207,227    157,446,695          19.5
 Cost of sales          -34,395,880    -27,785,216           23.8   -116,091,246    -96,691,718          20.1
 % of sales                    64.9%          65.0%                         61.7%          61.4%
 Gross Profit            18,589,617     14,971,724           24.2     72,115,981     60,754,977          18.7
 Selling & Adm
 Expenses               -12,315,471    -10,792,024           14.1    -41,695,102    -38,140,613           9.3
 % of sales                   -23.2%         -25.2%                        -22.2%          24.2%
                       ------------   ------------   ------------  -------------  -------------  ------------
 Operating Income         6,274,146      4,179,700           50.1     30,420,879     22,614,364          34.5
 % of sales                    11.8%           9.8%                         16.2%          14.4%
                       ------------   ------------   ------------  -------------  -------------  ------------
 Non-Operating
 Results
 -Non-operating              91,735         47,324           93.8        356,653        441,389         -19.2
 income
 -Equity income             279,130        192,540           45.0        384,152        941,552         -59.2
 -Non-operating            -181,503       -924,820          -80.4       -470,640     -1,121,112         -58.0
 expenses
 -Financial expenses       -589,542       -302,057           95.2     -1,738,077       -906,011          91.8
 -Price level               -36,546         28,289         -229.2         30,538       -231,470        -113.2
 restatement
 -Exchange                 -122,508        755,540         -116.2     -1,458,007        766,347        -290.3
 differences
 Non-operating result      -559,236       -203,184          175.2     -2,895,381       -109,306        2548.9

 Income before            5,714,910      3,976,516           43.7     27,525,498     22,505,058          22.3
 income tax
 Less: income tax        -1,292,208       -355,846          263.1     -4,839,774     -3,451,819          40.2
 Minority interest              328         -1,116         -129.7          3,763         -4,838        -177.8

                       ------------   ------------   ------------  -------------  -------------  ------------
 Net Income               4,423,034      3,619,554           22.2     22,689,487     19,048,402          19.1
                       ------------   ------------   ------------  -------------  -------------  ------------
 -Earnings per share
  (Ch$)                        6.15           5.03           22.2          31.55          26.49          19.1
 -Earnings per ADR
  (US$)                        0.55           0.41           33.4           3.11           2.18          42.9

 EBITDA                   8,490,718      6,343,426           33.9     38,872,058     30,095,408          29.2%
 % sales                       16.0%          14.8%                         20.7%          19.1%

 Number of shares       719,170,735    719,170,735                   719,170,735    719,170,735

Exchange rate
US$1.0=Ch$557.40

                                                                 Pagina 11 de 12

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                                                                 CONCHA Y TORO

Vina Concha y Toro S.A.
Consolidated Balance Sheet
(In thousand of constant Chilean pesos and US dollars as of December 31, 2004)

                                 As of          As of          As of
                             December 31,    December 31,  December 31,
                                  2004           2003          2004
                                 Th. Ch$        Th. Ch$       Th. US$
                              ------------   ------------  ------------
Assets
Cash and Equivalents             1,798,860      2,494,506         3,227
Inventories                     52,731,811     42,783,545        94,603
Accounts receivables            49,663,584     39,729,016        89,099
Other current assets            19,234,659     17,880,613        34,508
Total current assets           123,428,914    102,887,680       221,437

Property, plant &              125,530,328    112,713,216       225,207
equipment, net
Other assets                     9,179,949      8,231,250        16,469

Total assets                   258,139,191    223,832,146       463,113

Liabilities and
Shareholders' Equity
Short term debt (1)             28,425,033     23,775,798        50,996
Other current liabilities       37,453,473     32,643,743        67,193
Total current liabilities       65,878,506     56,419,541       118,189
Long term debt (1)              30,959,183     20,436,811        55,542
Other long-term                  5,256,786      5,281,889         9,431
liabilities
Total long-term                 36,215,969     25,718,700        64,973
liabilities

Minority interest                    9,377         76,551            17

Shareholders' Equity           156,035,339    141,617,354       279,934

Total liabilities and          258,139,191    223,832,146       463,113
Shareholders' equity

(1)  includes only financial debt
Exchange rate:US$1.0=Ch$557.40

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